September 22, 2009

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Mary Mast

RE:	Certified Diabetic Services, Inc.
Registration Statement (Form 10-12G/A)
Filed August 24, 2009
File No. 000-53628

Dear Ms. Mast:

On behalf of Certified Diabetic Services, Inc. (the “Company”), this letter responds to comment number 5 contained in your letter dated September 4, 2009 regarding the Company’s Registration Statement on Form 10-12G (the “Registration Statement”). Please be advised that, under separate cover, the Company will respond to the balance of the Securities and Exchange Commission’s comments and amend the Company’s Registration Statement as appropriate.

Comment 5 is set forth below in italics and is followed by our response.

Note 7. Redeemable Preferred Stock, page F-25

We have considered your response to comment five but believe that your redeemable preferred stock is more akin to debt and thus the embedded derivative should be bifurcated and accounted for as a derivative for the following reasons:

a.	Although the redemption features are contingent in nature, it appears at least some of those terms such as a change in control may be outside the company’s control and thus redemption would be considered mandatory.

b.	If the security is mandatorily redeemable, it appears the term of the security is not perpetual.

c.	The dividends are at a stated cumulative interest rate with payment terms.

d.	The conversion option includes a down-round provision, which based upon EITF 07-05, would indicate that the feature is not indexed to your own stock and should be bifurcated and presented outside of equity provided that it meets all of the requirements for bifurcation in paragraph 12 of Statement 133. Generally, the presence of a feature such as a down-round provision would indicate that the entire embedded derivative would be bifurcated.

e.	The determination of whether or not an event such as redemption is probable seems irrelevant since some of the events are outside the company’s control. Per paragraph 4 of D-98, the possibility that any of the triggering events that is not solely within the control of the issuer could occur – without regard to probability – would require the security to be classified outside of permanent equity. In addition, paragraph 15 of EITF 07-05 states that an instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustments(s) or whether such adjustments are in the entity’s control. Thus, if the terms are not fixed, the embedded derivative would be bifurcated and analyzed under SFAS 133.

f.	It is not clear that liquidation preferences are relevant since presumably the company would go through bankruptcy prior to liquidation and such bankruptcy would trigger the mandatory redemption feature.

Please revise the financial statements to bifurcate the embedded derivative or explain to us why no revision is necessary.

As discussed in our telephone conference with you and Ms. Atkins on September 9, 2009, we respectfully request the staff of the Securities and Exchange Commission (the “Staff”) to further review and consider our conclusions regarding the accounting for our Series C and Series D Preferred Stock, which we continue to believe are appropriate.

The Staff has indicated it believes the Preferred Stock (as defined below) is more akin to debt and that the embedded derivative should, therefore, be bifurcated and accounted for as a derivative.

As stated in our response to Comment No. 43 in the Staff’s May 12, 2009 letter, we evaluated the Series C and Series D Preferred Financing Arrangements (the “Preferred Stock”) using the AICPA Technical Practice Aid, Chapter 3, Roadmap for Accounting for Financial Instruments with Embedded Conversion Options (“Roadmap”), as our framework. The Roadmap provides a framework to address all of the relevant accounting standards necessary to evaluate embedded derivatives in a systematic and rational manner and is widely used for this purpose.

Following the identification of derivative features embedded in a hybrid contract, the second step in the Roadmap requires determining the nature of the host contract. We reemphasize that we believe that the Preferred Stock is more akin to equity and have provided our analysis to support this conclusion in this letter and the enclosed Exhibit A. However, even if the character of the host contract is determined to be more akin to debt under the Roadmap, this does not, in and of itself, result in a conclusion that the embedded conversion feature requires bifurcation. In fact, in the event we had concluded the Preferred Stock was more akin to debt, the accounting standards provide certain exemptions that we would have considered.

The first exemption is the Conventional Convertible Exemption set forth in EITF 05-02. For sake of discussion, the Preferred Stock would not satisfy this exemption because of conversion adjustments arising from down-round financings. The second exemption is the “Indexed to the Company’s Own

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Stock Exemption” set forth in paragraph 11(a) of FAS133. The Preferred Stock would satisfy this exemption, prior to January 1, 2009, because it would meet the definition of “indexed to a company’s own stock,” as provided in EITF 01-06 (FAS133.11(a)(1)) and it would be classified in stockholders’ equity by applying the eight conditions set forth in EITF 00-19 (FAS133.11(a)(2)).

EITF 07-05 became effective on January 1, 2009 and replaces the guidance of EITF 01-06 on that date. EITF 07-05 redefines “indexed to a company’s own stock” for purposes of applying paragraph 11(a) of FAS133. Assuming the Preferred Stock were deemed akin to debt, we acknowledge that it would not satisfy the exemption contained in paragraph 11(a) as of January 1, 2009 because the conversion option would not meet the revised definition of “indexed to a company’s own stock.” However, having characterized the Preferred Stock as akin to equity, the embedded conversion feature does not meet all three of the requirements for bifurcation set forth in paragraph 12 of FAS133 (specifically 12(a)).

Speaking to the accounting standards and their application, we do not believe that the Staff’s conclusion as stated in Comment No. 5 is appropriate or in accordance with generally accepted accounting principles for the reasons stated above.

Notwithstanding the foregoing, we do not believe that we are required to apply these exemptions, either before or after January 1, 2009, because we have concluded that the Preferred Stock is more akin to equity for purposes of applying paragraphs 12 FAS133. Based upon our conclusion that the Preferred Stock is more akin to equity, it would not meet the criteria set forth in 12(a) of FAS133 for bifurcation because the conversion feature is clearly and closely related to the host contract based upon the characteristics and risks. That is, equity risks.

Please note that the application of the Roadmap resulted in the bifurcation of certain put derivatives that embodied risks not clearly and closely related to an equity contract. We have described these features in the footnotes to our financial statements.

Comment Nos. 5 a and b:

In comment 5 a, the Staff has stated that, due to contingent redemption features, certain of which not being in the company’s control, the Preferred Stock should be considered “mandatorily redeemable,” presumably for purposes of applying paragraph 61(l) of FAS133. However, the Staff has not provided us with the explicit context for the Staff’s definition of “mandatorily redeemable.”

Paragraph 61(l) of FAS133 in its limited guidance provides two extreme ends of the spectrum for convertible preferred stock: (a) typical cumulative fixed-rate preferred stock that has a mandatory redemption feature, which is akin to debt, and (b) cumulative participating preferred stock, which is akin to equity. However, paragraph 61(l) does not provide a definition for “mandatorily redeemable,” nor does FAS133 overall. We do not believe that the Preferred Stock is at either end of these extremes, which is why we have evaluated it under EITF D-109. Our updated analysis applying EITF D-109 is provided in Exhibit A. We continue to characterize the Preferred Stock as akin to equity based upon our analysis of all terms and characteristics.

In an effort to further understand the Staff’s definition of “mandatorily redeemable,” we have carefully reviewed and searched accounting standards for definitions of “mandatorily redeemable,” “mandatory redemption,” and “mandatory redemption features.” We note that “mandatorily redeemable financial instruments” were defined in May 2003 by the FASB in paragraph 10 of FAS150. We also note that “mandatory redemption” is a concept provided for in EITF D-98, although, as discussed further below, it is not clearly defined therein. EITF D-98 also addresses securities whose redemption is outside of the control of the issuer. That is, contingently redeemable financial instruments.

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Based upon these references to mandatory redemption, it appears to us that the Staff has made analogy to EITF D-98 for purposes of establishing the Preferred Stock as “mandatorily redeemable,” since the contingent redemption features that would not be within our control appear to serve as the basis of the Staff’s conclusion that the Preferred Stock is “mandatorily redeemable.” We do not believe that the characterizations set forth in EITF D-98 are appropriate for use by analogy in considering paragraph 61(l) and it does not appear that EITF D-98 was written with that intent.

We note that EITF D-98, in the opening paragraph, seems to discern between securities that are subject to mandatory redemption requirements and those whose redemption is outside of the control of the issuer. We further note:

Paragraph 2 of EITF D-98 provides (among other things):

Rule 5-02.28 of Regulation S-X1 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

The Preferred Stock is not (1) redeemable at a fixed or determinable price on a fixed or determinable date, nor is it (2) redeemable at the option of the holder. The Preferred Stock is redeemable upon one event that is not solely within our control (that is, change in control) and, accordingly, we have classified our Preferred Stock outside of stockholders’ equity in accordance with this standard. EITF D-98 does not describe or define “mandatorily redeemable” in the above excerpt, but it would appear that the only condition in the above excerpt that would rise to that level would be if it were redeemable at a fixed or determinable price on a fixed or determinable date. The Preferred Stock does not provide such a provision.

Paragraph 3 of EITF D-98 provides (among other things):

As noted in ASR 268, the Commission reasoned that “[t]here is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital.

Clearly, the first sentence discerns between mandatory redemption and contingent redemption.

Further, given the intention of the standard as set forth in the second sentence, we do not believe that EITF D-98 provides an appropriate analogy upon which to characterize the Preferred Stock as mandatorily redeemable for purposes of paragraph 61(l). It explicitly states that the Commission believes that it’s necessary to highlight the future cash obligations so as to distinguish the security from permanent equity. Distinguishing such a security from permanent equity resulted in the establishment of the mezzanine, which is not a liability. In other words, it’s a means to highlight the future cash obligations of the instrument, and we will add “the contingent” cash obligations of the instrument.

We believe that the use of “mandatory redemption” feature in paragraph 61(l) is the extreme condition where a contract has a fixed and determinable payment date. If analogy is to be made to other accounting standards for purposes of applying paragraph 61(l) of FAS133, we believe a preferable analogy would be the definition provided in paragraph 10 of FAS150, which states, “A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer

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to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” This accounting standard (i) has an explicit definition for “mandatorily redeemable,” (ii) was issued in May 2003, well before the Preferred Stock transactions, and (iii) was issued by the same standard setter (the Financial Accounting Standards Board) that published FAS133 in 1998. In the absence of better literature on this particular topic, it would seem that those three points would justify the analogy to FAS150.

Overall, as it relates to Comment No. 5a, we cannot conclude, based upon the available literature, that the Preferred Stock should be defined as “mandatorily redeemable” for purposes of paragraph 61(l) of FAS133, solely because it embodies one contingent redemption triggering event that is “presumed” to be outside of our control. Rather, we strongly believe that the Preferred Stock falls inside of the range of those extremes described in 61(l) and, therefore, requires analysis under the specific requirements of EITF D-109, which we have done and will address further herein.

Comment No. 5c:

We regrettably did not recognize or include a critical element of the dividend feature in our initial analysis of the characterization of the Preferred Stock under EITF D-109 (previously provided as Exhibit A), and have sought legal counsel on its interpretation.

Specifically, the Certificate of Designation for each series of Preferred Stock provides, in addition to the terms that we have summarized in our responses thus far, that the dividends are payable in cash only to the extent of “funds legally available therefore.” Counsel has advised us that this provision arises from Delaware Corporate Law (Chapter 8, Chapter 1, Subchapter V, 170(a-b)) and imposes a restriction upon a corporation’s right and ability to declare and pay dividends. These restrictions impose restrictions on a board of director’s ability to declare or pay a dividend except from (i) surplus or, in the absence of surplus, (ii) net profits. We note that we are substantially in arrears in the payment of dividends to our Preferred Stock holders, but we are not in default because we do not have legally available funds as defined in Delaware Corporate Law.

We have further inquired of counsel as to whether similar corporate rules exist for interest on debt instruments and have been advised that there are no such laws.

We believe that the embodiment of corporate law establishing legal restrictions on declaration and payment of dividends in the Preferred Stock is relevant to our overall analysis and conclusion that this financial instrument is akin to an equity instrument. The presence of this feature clearly serves to discern the dividend feature from that of interest on indebtedness. In keeping with the guidance in EITF D-109, we recognize that there generally is no one feature or condition that will serve as conclusive evidence. Accordingly, we have modified our evaluation of the Preferred Stock (reflected in the revised Exhibit A) to afford consideration to this information.

Comment No. 5 d:

We acknowledge that the Preferred Stock includes down-round anti-dilution protection that would operate to adjust the conversion rate downward upon certain financings at less than the conversion price. Transactions involving share-based payment to employees or consultants, securities sold in certain registered offerings, and certain other issuances are excluded from this protection.

However, (i) we do not agree that EITF 07-05 has any bearing on the analysis required under EITF D-109 and (ii) EITF 07-05 was not effective until January 1, 2009 for our company. EITF 07-05 redefines “indexed to a company’s own stock” for purposes of applying paragraph 11(a)(1) of FAS133. We are addressing paragraph 12 of FAS133 and thereupon have concluded that (i) the Preferred Stock is more akin to equity and (ii) therefore, the conversion feature does not meet the paragraph 12(a) condition for bifurcation.

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The second paragraph of EITF D-109 provides (among other things, underscore added as emphasis):

Consistent with paragraphs 12 and 60 of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, the SEC staff believes that the determination of the nature of the host contract for a hybrid financial instrument issued in the form of a share (that is, whether the nature of the host contract is more akin to a debt instrument or more akin to an equity instrument) should be based on a consideration of economic characteristics and risks.

The consensus reached in EITF 07-05 does not introduce new economic characteristics to equity or debt contracts.

Further, the Staff notes in the last sentence of comment 5 d that, generally, the presence of a feature such as a down round provision would indicate that the entire embedded derivative would be bifurcated. We are unable to find this in authoritative accounting literature. Also, following the Roadmap as our framework, we have evaluated each identified embedded derivative separately under the context of paragraph 12 of FAS133 and, as previously stated, bifurcated those that are deemed not clearly and closely related to the host contract. Overall, we find no basis or applicability in applying EITF 07-05 in establishing or analyzing the economic characteristics and risks of the Preferred Stock.

Effective January 1, 2009, we have re-evaluated the Preferred Stock by replacing EITF 01-06 with EITF 07-05 in the Roadmap. Our analysis indicates that the presence of the down-round protections continues to be irrelevant when the embedded conversion feature and the host contract embody the same characteristics and risks. That is, of equity contracts. This is because EITF 07-05 does not change the framework that provides for an embedded derivative’s bifurcation only when all of the conditions of paragraph 12 of FAS133 have been met. Accordingly, our conclusion that the conversion option is clearly and closely related to the host contract continue to result in paragraph 12(a) of FAS133 not being met and, as a result, the conversion option should not be bifurcated.

Based upon our responses, above, we do not believe that we are required to consider EITF 07-05 in making the required determination of whether the Preferred Stock is more akin to equity or debt under the guidance of FAS133 or EITF D-109. EITF 07-05 was not designed to support this process, nor is there any authoritative (or interpretive) literature that suggests otherwise.

Comment No. 5 e:

We do not believe that paragraph 4 of EITF D-98, or EITF D-98 in its entirety, is relevant to the evaluation of whether a financial instrument is akin to debt or akin to equity and we can find no literature that advises us that we are held to that standard. That is, the non-probability standard in EITF D-98 for purposes of classifying financial instruments outside of stockholders’ equity.

The second paragraph of EITF D-109 provides (among other things):

The SEC staff also believes that in performing an evaluation of an embedded derivative feature under paragraph 12(a) of Statement 133, the consideration of the economic characteristics and risks of the host contract should be based on all of the stated or implied substantive terms and features of the hybrid financial instrument. In evaluating the stated and implied substantive terms and features, the existence or omission of any single term or feature is not necessarily determinative

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of the economic characteristics and risks of the host contract (that is, whether the nature of the host contract is more akin to a debt instrument or more akin to an equity instrument). Although the consideration of an individual term or feature may be weighted more heavily in the evaluation, judgment is required based upon an evaluation of all the relevant terms and features.

EITF D-109 does not introduce the non-probability standard that was previously published in EITF D-98. In fact, the paragraph provides that the classification of the financial instrument under EITF D-98 is not in and of itself determinative of the nature of the host contract, as follows:

The SEC staff believes that the fact that a preferred stock contract without a mandatory redemption feature would be classified as temporary equity under Topic D-98 is not in and of itself determinative of the nature of the host contract (that is, whether the nature of the host contract is more akin to a debt instrument or more akin to an equity instrument). Rather, the SEC staff believes that the nature of the host contract depends upon the economic characteristics and risks of the preferred stock contract.

The first excerpt above, in the last sentence, states that although consideration of an individual term or feature may be weighed more heavily in the evaluation, judgment is required based upon an evaluation of all the relevant terms and conditions. The second excerpt above, in the last sentence, states that the nature of the host contract depends on the economic characteristics and risks of the preferred stock contract.

There is no further guidance available to us in drawing our conclusions regarding whether the Preferred Stock is akin to equity or debt. Accordingly, as explicitly stated, we are required to make the judgments referred to in the first excerpt to draw the conclusions referred to in the second.

In applying our judgment to this analysis, we believe that the probabilities associated with redemption features were relevant and important both on the inception dates of the contracts and on an ongoing basis. We believe that the probabilities are necessary to qualitatively weigh the features in the overall analysis. Consider this, although not the case. If these contracts were designed with redemption features wherein the cash redemption triggering event was deemed to be imminent, to use an extreme, would that fact not bear on the weight applied to the overall analysis? We believe that it would. Further, we believe that the standard instructs us to make those considerations when it states that determination should be based upon all of the stated or “implied substantive features” of the hybrid financial instrument.

FAS133 left a substantial void in its guidance related to preferred stock in paragraph 61(l). EITF D-109 essentially challenges management to perform a good faith analysis of all terms and features of the hybrid. While these are our opinions and interpretations, in the absence of more definitive literature on this topic, we believe that we have complied with the guidance and we believe that the consideration of probabilities related to contingent redemption was, in fact, relevant and, finally, the consideration was useful in drawing our overall conclusions. To suggest that we should not be considering probabilities of contingent redemptions either suggests that there is literature and/or guidance that the Staff believes is more relevant or that the Staff does not accept our judgments (that is, considering probabilities, among other considerations). On the former, if there is guidance, please provide it and we will promptly apply same. On the latter, we believe that our judgments are reasonable and rational, based upon the authoritative literature, and were made professionally, under the guidance of experienced professionals.

Comment No. 5 f:

While we should have clarified this comment on our September 9, 2009 conference call, it seems to suggest that we should presume that our company will go bankrupt before the preferred holders could exercise their rights in liquidation under other events. We are unable to identify accounting literature that would mandate that presumption. In addition, we believe that the liquidation preference is relevant as further discussed below.

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EITF D-109 explicitly provides that the analysis contemplated therein shall include all substantive stated and implied terms and features, although it also provides that no one term or feature would likely be determinative in the overall evaluation.

The Preferred Stock embodies liquidation preferences. The liquidation preference represents the claim of the preferred equity holder to assets upon liquidation or fundamental transaction (i.e. sale or merger) before junior equity holders (i.e. common stock). As such, the liquidation preference represents a defined claim on the enterprise value of a company. In our judgment, interests based upon an enterprise value would be an indicator of an equity interest. Debt instruments, conversely, represent claims on a company’s cash flow and may provide for contingent rights to assets through collateralization. The liquidation preference does in-part embody a claim on cash flow through the dividend feature, except that unpaid dividends would be added to the liquidation amount in a liquidation event. Dividends are reasonably associated with equity interests because they represent residual returns on an investment.

We believe that the liquidation preference in the Preferred Stock is a substantive stated feature that has been evaluated as an indicator of equity for inclusion in our overall D-109 analysis. We have separately and collectively evaluated the redemption features, and we do not believe that they interact at a substantive level with the liquidation preference.

We do not view the liquidation preference as interacting with the redemption features; in particular the bankruptcy redemption triggering event. Initially, we do not believe that a presumption that our company would go through bankruptcy, prior to liquidation or under any circumstance, is logical because it assumes that our company is settled through a bankruptcy proceeding when, in fact, there are many other means by which our company could be settled with our stockholders. If our company was settled through bankruptcy, the rights of the Preferred Stock holders would differ from those of our creditors, particularly in terms of priority. Overall, imposing this assumption on us is not supported in accounting literature and is simply unfair to us given the exhaustive review that we have performed in support of our conclusions.

Overall, the liquidation preference is a residual interest in a company and represents a right of ownership. By reference to paragraph 60 of FAS133, if the host contract encompasses a residual interest (later in the paragraph defined as “rights of ownership”), then its economic characteristics and risks should be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract. The Preferred Stock embodies residual interest rights that not only take the form of the liquidation value, but also the stated value, the cumulative dividend feature, and voting rights.

The rights of indebtedness only arise or are inferred from the accounting requirements to evaluate the substance of the terms, such as redemption rights. However, unlike the legal rights of a stockholder that are embodied in the Preferred Stock, those implied or inferred indebtedness rights, that accounting rules require us to consider, are contingent. All authoritative literature available to us points to equity.

We are required to and have used our judgment in evaluating all of the stated and implied terms and features. In our judgment, the liquidation preference is relevant to our analysis. We have a strong company with tremendous opportunities for growth. At this time, we would not assume a bankruptcy event as its conclusion.

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Comment No. 5—Summary:

We hope that the Staff will agree with us that the standards are vague and subject to significant interpretation and judgment on our part. We have undertaken an extensive process to understand the standards, including contacting the SEC Accountant of the Day and engaging outside consulting assistance. We continue to believe that our conclusion that the Preferred Stock is akin to equity is supported by authoritative accounting literature.

Following is our summary responses to the areas that the Staff has presented in the comment letter:

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Paragraph 60 of FAS133 provides that if a host contract encompasses a residual interest in an entity (that is, rights to ownership), then its economic characteristics and risks should be considered that of an equity instrument. The Preferred Stock embodies residual interest rights that take the form of the stated value, the liquidation value, the cumulative dividend feature, and voting rights. We have discussed this matter at length with our securities counsel and we are left without question that the hybrid and the host embody a residual interest in our company.

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Paragraph 61(l) of FAS 133 provided two extremes to consider in establishing the nature of a host preferred stock. We do not believe that the Preferred Stock fits any published definition of “mandatorily redeemable,” such as that in FAS150, that would place it at the akin to debt extreme. Rather, these redemption features are contingent in nature placing the Preferred Stock somewhere in between the extremes. Therefore, we believe that the process outlined in EITF D-109 constitutes the most appropriate guidance to establish the Preferred Stock.

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The application of EITF D-109 requires subjective judgment applied to all of the terms and features of the Preferred Stock for purposes of evaluating the economic characteristics and risks. We do not believe that EITF D-109 requires consideration of anything other than the characteristics and risks associated with those terms and features. Therefore, we do not believe EITF D-98, EITF 00-19, and EITF 07-05 are relevant, because those standards do not address equity risks or debt risks. Not only can these standards not be applied in the D-109 analysis, there is, in fact, no literature that tells us we must apply them. Please see Exhibit A for our revised analysis of our application of EITF D-109.

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The application of EITF D-109 requires subjective judgment applied to all of the terms and features of the Preferred Stock, which we strongly believe should be those of management. In connection with each of the letters that the Staff has provided, we have carefully considered the Staff’s questions and have re-evaluated our position. However, we continue to conclude that the Preferred Stock is more akin to equity.

We continue to believe that our conclusions related to the characterization of our Preferred Stock are reasonable and supportable by generally accepted accounting principles. We appreciate the Staff’s further consideration of our conclusions and would be pleased to discuss any points that we have made herein.

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In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (239) 430-5000 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Lowell M. Fisher, Jr.
Lowell M. Fisher, Jr.
Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Charlie Meeks, CPA

KBL, LLP

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EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Overview:

We have applied authoritative literature to the accounting for our Series C and Series D Preferred Stock (“Preferred Stock”) under the framework provided in the AICPA Technical Practice Aid, Chapter 3, Roadmap for Accounting for Financial Instruments with Embedded Conversion Options (“Roadmap”). In executing the Roadmap’s framework, we have identified embedded derivative financial instruments whose bifurcation required further consideration. Those features included a conversion option and redemption features.

Bifurcation of embedded derivative financial instruments is required when all of the three conditions for bifurcation that are set forth in paragraph 12 of FAS133 are satisfied. In order to determine whether an embedded derivative meets the “clear and closely related condition” of paragraph 12(a), the issuer is required to establish the nature of the host contract for a hybrid financial instrument issued in the form of a share. That is, whether the nature of the host contract is more akin to a debt instrument or more akin to an equity instrument.

Paragraph 60 of FAS133 provides interpretive guidance and states (among other things), “if the host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument…However, most commonly, a financial instrument host contract will not embody a residual interest in an entity and, thus, the economic characteristics and risks should be considered that of a debt instrument.”

Paragraph 60 of FAS133 defines residual interest rights as right of ownership. In considering our response to paragraph 60, we have consulted with securities counsel who advises us that the Preferred Stock is a legally authorized equity security and embodies rights of ownership through its rights in the stated value, liquidation value, voting rights and cumulative dividends, which serve as the residual return to the investors.

Paragraph 61(l) of FAS133 provides additional interpretive guidance and states (among other things), “Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock is more akin to an equity instrument or a debt instrument. A typical cumulative fixed rate participating preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to equity.”

The Preferred Stock is not mandatorily redeemable (the akin to debt extreme) because it is not redeemable for a fixed amount of cash at a fixed or determinable date, or upon an event certain to occur. For purposes of “mandatory redemption” we used the definition of paragraph 10 of FAS150, that being the best definition available.

The Preferred Stock is contingently redeemable because redemption may result from triggering events, one of which is a change in control (a condition presumed not to be within our control). Further, the Preferred Stock provides for a cumulative dividend feature that requires payment to the extent of funds legally available therefore (as defined in Delaware Corporate Law). As a result of these provisions, we cannot conclude that the Preferred Stock is participating perpetual preferred (the akin to equity extreme) as appears contemplated in paragraph 61(l).

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

In March of 2007, the Emerging Issues Task Force released EITF D-109, which set forth the SEC Observers views on how issuers should evaluate hybrid financial instruments that are issued in the form of shares for purposes of paragraphs 12 and 60 of FAS133. In EITF D-109, the Observer provides (among other things):

•	The determination of the nature of the host contract for a hybrid financial instrument issued in the form of a share should be based on a consideration of economic characteristics and risks.

•

In performing an evaluation of the embedded derivative feature under paragraph 12(a) of Statement 133, the consideration of the economic characteristics and risks of the host contract should be based upon all of the stated or implied substantive terms and features of the hybrid financial instrument.

As reflected on the following pages, we have evaluated the Preferred Stock pursuant to SFAS 133, paragraphs 12a, 60 and 61(l), and EITF D-109, for purposes of determining whether the Preferred Stock is more akin to debt or equity. The following analysis provides the basis for our conclusions and is organized as follows:

1.	We have summarized each salient section of the Certificate of Designations underlying the Preferred Stock for consideration.

2.	We provided our general considerations about the nature, substance and risks of the term or feature provided in the respective section.

3.	We further provided our views on how the term or feature interacted with other terms and features embodied in the Certificate of Designation.

4.	Our analysis weighed the respective individual terms and features as (i) persuasive, (ii) significant, or (iii) minimal as to debt or equity.

5.	We summarized our conclusions with respect to the individual terms and features (last page) and drew our conclusions qualitatively based upon the preponderance of all considerations, facts, circumstances and evidence.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)

Term of Financial Instrument (Implied):

The Preferred Stock does not provide for a term or a maturity date; it is perpetual in nature. The Preferred Stock provides for contingent redemption upon certain triggering events, one of which is a change in control.

General Considerations: A fundamental characteristic of indebtedness is a term to maturity. A fundamental characteristic of equity is its perpetual nature. In the absence of evidence to the contrary, lack of a term or maturity date is considered to be persuasive evidence that the instrument is akin to equity.

Interaction: In keeping with our understanding of the application of EITF D-109, we considered how, in general, this feature interacts with other terms and features of the hybrid contract. Our considerations extended to the dividend and redemption features (addressed in the following sections).

As it relates to the dividend feature, we concluded that the cumulative nature of the dividend feature, as accompanied by a payment requirement (rather than upon declaration), resulted in some evidence to the contrary that the hybrid contract was akin to equity, as stated in the General section. However, the payment of dividends is legally restricted to funds legally available therefore (as defined in Delaware Corporate Law). Unpaid dividends in arrears that cannot be paid may be added to the stated value or the liquidation value and would be due at the time of settlement of the Preferred Stock, if ever. Given that dividends are a fundamental characteristic of equity, and provide the means upon which the investor’s residual return is received, the presence of cumulative dividend feature is insufficient, in and of itself, to overcome the conclusion that the perpetual nature of the Preferred Stock is persuasive evidence that the instrument is akin to equity.

As it relates to the redemption feature, we concluded that the redemption features, while contingent (rather than mandatory) were protective in nature, which is a general characteristic of indebtedness. We further considered that the probability of the triggering of the events that would trigger the redemption is de minimus as to each type. Accordingly, the redemption features, in our view, do not afford sufficient evidence to overcome the conclusion that the perpetual nature of the Preferred Stock is persuasive evidence that the instrument is akin to equity.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)

Cumulative Dividends (Section 2):

The Preferred Stock provides for cumulative dividends at a stated rate, accompanied by payment requirements. Dividends are restricted as to payment by Delaware Corporate Law that provides that dividends may be paid solely from surplus or current earnings. The restriction is a stated term in the Certificate of Designation.

General Considerations: A fundamental characteristic of indebtedness is an interest rate, because it constitutes the return to the investor. A fundamental characteristic of equity is that it provides for a “residual” return through dividends, while providing for the principal return through sale of the instrument. The substance of the feature, rather than the description, is considered. In the absence of evidence to the contrary, a stated rate accompanied by a mandated periodic payment requirement comprising the investor’s basis plus the periodic return (dividends or interest), would be considered persuasive evidence that the instrument is akin to debt. While the Preferred Stock embodies a cumulative dividend feature with payment terms, there are no terms that provide for the mandatory return of the investor’s basis. Further, the payment of dividends is subject to legally available cash which is a condition significantly inconsistent with interest on indebtedness. Accordingly, the feature operates as a residual return on equity, which is considered significant evidence that the Preferred Stock is akin to an equity instrument.

Interaction: Our considerations extended to the redemption features (addressed in the following sections). As mentioned in the General section above, a mandatorily redeemable instrument with stated interest rate would be persuasive evidence that the instrument is akin to debt. However, the redemption features in the Preferred Stock are both contingent and, in our view, it is improbable that the holder will reacquire its basis as a result of a redemption triggering event. Accordingly, the presence of the redemption features in the Preferred Stock does not result in sufficient evidence to overcome the conclusion that the operation of the cumulative dividend feature constitutes significant evidence that the Preferred Stock is akin to an equity instrument.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)

Voting Rights (Section 3):

The Preferred Stock votes with Common Stockholders on an if-converted basis to carry corporate actions. The Preferred Stockholders control approximately 69% of the voting control of the company.

General Considerations: A fundamental characteristic of indebtedness is that it provides protective rights. A fundamental characteristic of equity is that it provides participative rights. Voting rights are participative in nature. Accordingly, in the absence of evidence to the contrary, the presence of voting rights, which the aggregate of all Preferred Stock issued results in 68.8% of aggregate votes, is persuasive evidence that the instrument is akin to equity.

Interaction: The Preferred Stock investors as a group, control the Company based upon their aggregate votes to carry corporate actions, or 68.8%. Accordingly, the terms of the Preferred Stock afford the investors significant participative rights that are a fundamental characteristic of equity.

Liquidation Preference (Section 4): The holders receive a preferential return before common interests at a stated amount, plus cumulative and unpaid dividends.

General Considerations: A fundamental characteristic of preferred stock is a preference in the payment of available company returns (dividends or liquidation values) prior to the common interest holders. As such, the liquidation preference represents the claim on the preferred equity holder to assets upon liquidation or a fundamental transaction (e.g. sale or merger) before the junior equity holders. As such, the liquidation preference represents a defined claim on the enterprise value upon liquidation or fundamental transaction. In our judgment, interests and rights that are based upon or indexed to an enterprise value would be an indicator of equity at risk. In the absence of evidence to the contrary, the preferential nature of the Preferred Stock is significant evidence that the instrument is akin to equity.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)
Conversion Rights (Section 5): The holders may convert the Preferred Stock into common stock, at their option.

General Considerations: Both debt and equity may include terms providing for conversion into a class of equity securities as a means of recovering the holder’s investment. The presence of such an option would not, in and of itself, indicate classification of the hybrid contract. However, the presence of any other means of recovering the investment (e.g. redemption) would require further consideration. In the case of the Preferred Stock, the conversion option into a fixed number of common shares and the sale thereof, constitutes the “principal” means of recovery of the holder’s investment. Except as discussed in Interaction, below, the Preferred Stock does not provide for recovery of investment by means other than conversion into common stock and sale thereof. Accordingly, in the absence of evidence to the contrary, the conversion option in the Preferred Stock would be considered significant evidence that the instrument is akin to equity.

Interaction: Our considerations extended to the redemption features. As mentioned in the General section above, all other means of recovery of the investment would require consideration. As discussed, below, the redemption features in the Preferred Stock are both contingent and, in our view, it is improbable that the holder will reacquire its basis as a result of a redemption triggering event. Accordingly, the presence of the redemption features in the Preferred Stock does not result in sufficient evidence to overcome the conclusion that the operation of the conversion feature constitutes the “principal” means of investment recover and, therefore, significant evidence that the Preferred Stock is akin to an equity instrument.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)
Conversion Adjustments (Section 6): The conversion price is adjusted for: • Stock dividends and splits • Dilutive issuances (including rights) • Pro-rata distributions

General Considerations: Conversion adjustments to an equity security that provide traditional anti-dilution protection in the event of traditional adjustments to a company’s capital structure, such as stock splits and stock dividends, are common features (stated or implied) in equity securities that generally do not bear on the classification because all holders of the underlying equity security would benefit from the protection equally with the Preferred Stock. Conversion adjustments that provide non-traditional anti-dilution protection for other events, such as down-round financings or equity-linked issuances, would generally constitute the transference of enterprise value from one shareholder group to another, and generally be treated as a deemed dividend in stockholders’ equity.

The Preferred Stock provides anti-dilution protection to the investors in the event of a down-round financing or the issuance of certain equity-linked contracts. This feature is not viewed as requiring an indeterminate number of shares necessary to settle the contract. Rather, we continue to believe that the conversion feature is fixed and determinate. We have considered the feature in a manner similar to how such a feature would be viewed under EITF 00-19 (paragraphs 20-25). Although EITF 00-19 applies to freestanding contracts (rather than embedded features), the concepts were considered analogously. Under EITF 00-19, we would a consider conversion price adjustment that would occur in the event of a down-round financing to be within our control. That is, we could choose whether to execute an equity-linked down-round financing arrangement, or we may choose to pursue other types of financing. Therefore, the presence of such a feature, in and of itself, does not cause the number of shares necessary to settle the contract to be indeterminate. As such, the feature has little bearing, in our view, on the EITF D-109 evaluation.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)

Redemptions (Section 7):

The Preferred Stock is contingently redeemable for:

•        Mergers and consolidations

•        Insufficient authorized shares

•        Failure to observe terms of Certificate

•        Bankruptcy

•        Certain monetary judgments

The only redemption triggering event presumed not to be in our control is the change in control that could result from merger or consolidation in certain instances.

General Considerations: A financial instrument that is mandatorily redeemable for cash or assets (including, in some instances provided in FAS150, common stock) would generally be consistent in economic characteristics with those of a debt instrument. The Preferred Stock is not “mandatorily” redeemable (for this purpose equity classification is assumed for mezzanine classified instruments required by EITF D-98, as provided in the DIG). Contingent redemption features are generally designed to be protective in nature (rather than participative), which is a fundamental characteristic of indebtedness. As such, the weight of the redemption features, based upon their character, relative overall substance and probability, required further consideration.

Mergers and consolidations: The character of the contingent redemption feature is protective in that it provides for redemption upon a change in control resulting from a consolidation or merger, or a sale of assets. This provision would not be triggered by a party’s obtaining control through any means other than a consolidation, merger or sale of our assets. The overall substance of the provision does not, in our view weigh heavily, due to the fact that, in addition to the points listed below, management currently has no plans to enter into such a transaction and, as discussed in voting, above, the Preferred Stock investors as a group would control the action based upon their voting control. We recognize that many standards (such as EITF D-98) presume that a change of control is generally not within the control of the company. However, in developing the basis for conclusions under D-109, the “all evidence” standard would indicate that probability assumptions are reasonable and appropriate in this instance.

Accordingly, we believe that a redemption resulting from consolidation or merger, or a sale of assets is improbable. We derive our probability assumption from all facts and circumstances that are available to our management. Those include the following:

•        We currently have no plans to enter into a consolidation or merger transaction; nor do we plan to sell a significant portion of our assets.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

•        We have not been presented with, nor are we entertaining, letter or other types of agreements that may ultimately result in such a transaction. That is, we have no suitors, including uninvited suitors.

•        We currently have no business reason to merge, consolidate or sell our assets.

•        During our existence we, in fact, were involved in a failed transaction that would constitute a triggering event under this redemption feature. We present this point as an indicator that even when such transactions seem highly-likely, they are not.

•        Finally, the Preferred Stock holders (the party of benefit to the contract) control nearly 60% of the voting control of our company. In the highly unlikely event a transaction of this nature arose, they could effectively block it. We would expect that they would use their voting control to assure an arrangement that is ultimately in their best interests, rather than rely on their protective redemption rights under the contract.

Overall, we believe that these facts and circumstances justify our overall conclusion that a redemption triggering event arising from a merger, consolidation or sale of assets is improbable.

Insufficient authorized shares: The character of the contingent redemption feature is an equity risk because the conversion of the Preferred Stock into common stock is the principal means of the investor recovering its investment. This redemption feature is consistent with the overall risks of common stock ownership. Further, we have sufficient authorized shares in reserve to convert the Preferred Stock and all other equity-linked contracts.

As more fully discussed above, under the conversion adjustments analysis, we have considered the effects of the down-round anti-dilution protection. We concluded that the feature does not give rise to an indeterminate number of shares to settle the contracts because the form and timing of financing is within our control. We would not enter into an arrangement that would result in insufficient authorized shares when considering our common stock outstanding and all of our equity-linked instruments.

Failure to observe terms of the Certificate of Designation: Considering all other evidence that indicates that the Preferred Stock, the terms of the Certificate of Designation are those of an equity-linked contract, except as otherwise described in this analysis, the risks of redemption for this triggering event are largely risks associated with equity.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Bankruptcy and judgments: The character and risks of this redemption feature are those of credit risk; a fundamental risk associated with indebtedness. However, the probability of these events is de minimus.

Interaction: We have considered how the redemption features interact with the perpetual nature of the Preferred Stock, the Cumulative Dividend Feature and the Conversion Rights, above. In all instances, we concluded that the redemption features did not overcome the evidence provided in those individual discussions that those features provided evidence that the instrument was akin to equity.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	Nature	Weightage of Evidence (See EITF D-109 Considerations, above)
Term of Financial Instrument	Equity

Persuasive: The Preferred Stock is perpetual in nature because it does not provide for a maturity. The presence of contingent redemption features was insufficient to overcome the persuasiveness due to their relative insignificance and improbability.

Cumulative Dividends	Equity

Significant: The cumulative dividend feature operates in a manner to provide a residual return to the investors. The feature requires accrual and payment, but the Certificates of Designation provide that the dividends may only be declared or paid from funds legally available therefore (a Delaware Corporate Law). The presence of the payment provisions was insufficient to overcome the significance of this feature as a condition that is a risk of equity.

Voting Rights	Equity

Persuasive: Voting rights are participative in nature and serve as persuasive evidence that the Preferred Stock encompasses a residual interest by affording the investors rights to participate in corporate decisions. Further, the Preferred Stock investors collectively possess 68.8% of votes on corporate actions.

Liquidation Preference	Equity

Significant: The liquidation preference is traditional in nature and substance. The liquidation preference provides a mechanism for how the investor will receive its return and, accordingly, is a feature indexed to the enterprise value of the company; an equity risk.

Conversion Rights	Equity	Neutral: The conversion rights embody risks of equity relative to the underlying shares. As provided in FAS133.60 the prescribed analysis requires consideration of all terms and features other than the conversion option. Accordingly, while equity in nature, the conversion rights have an overall neutral impact on our overall evaluation.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Conversion Adjustments	Equity

Minimal: The conversion adjustments present in the contract continue to be relevant in our judgment, but are either traditional in that they are afforded the Preferred Stock similarly to the common or constitute transference of enterprise value in the event of down-round financing or equity-linked issuances.

Redemption Features	Debt	Minimal: Redemption features are inconsistent with the risks of equity ownership. However, the redemption features are contingent and the probability of occurrence is de minimus. The characteristics of the Preferred Stock are predominantly provided in stated features that are not contingent, such as stated value, liquidation preference, voting rights and cumulative dividends. The fact that the redemption features are contingent and improbable render there effect on the overall evaluation minimal in nature.

Our overall conclusion is based upon the preponderance of all evidence of the character, substance and risks associated with the Preferred Stock. That is a qualitative conclusion, rather than a quantitative conclusion. Based upon this information, we have concluded that the Preferred Stock is akin to an equity instrument for applying paragraph 12, 60 and 61(l) of SFAS 133.

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